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                                                                      Exhibit 23

                        Consent of Independent Auditors


The Board of Directors
Danka Business Systems PLC:


We consent to incorporation by reference in the registration statement (No. 333-89837) on Form S-8 of Danka Business Systems PLC, of our report dated May 4, 2001, relating to the statements of net assets available for benefits of the Danka Office Imaging Company 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, the related statement of changes in net assets available for benefits for the year ended December 31, 2000, and the related schedules of assets held for investment purposes at December 31, 2000 and reportable transactions for the year ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of the Danka Office Imaging Company 401(k) Profit Sharing Plan.




St. Petersburg, Florida
June 29, 2001